Exhibit 99.1

CHINA MING YANG WIND POWER GROUP LIMITED

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ZHONGSHAN, China, May 5, 2016 — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on June 6, 2016 at 9:00 a.m. (Beijing Time) at Ming Yang Industrial Park, 22 Torch Road, Torch Development Zone, Zhongshan, Guangdong, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of February 2, 2016, by and among the Company, Zhongshan Ruisheng Antai Investment Co., Ltd (“Holdco”), Regal Concord Limited, a wholly owned subsidiary of Holdco (“Parent”), and Regal Ally Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (as defined below) (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger.

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in accordance with Cayman Islands Companies Law. If completed, the Merger would result in the Company becoming a privately-held company, which will be beneficially owned by the buyer group. The American depositary shares of the Company (each representing one ordinary share) (“ADSs”) would no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs will terminate. In addition, the ADSs and the ordinary shares of the Company represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with Parent or Merger Sub or any member of the buyer group or the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and recommended that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on May 13, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., in its capacity as the ADS depositary, to vote the shares represented by the ADSs at the EGM is the close of business in New York City on May 13, 2016.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department, at +86-760-2813-8677 or via email at ir@mywind.com.cn. INVESTORS, SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2015. For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

ir@mywind.com.cn

http://ir.mywind.com.cn